SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No. 1)1

RedEnvelope, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

75733R601 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R601	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Weston Presidio Capital III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares 6. SHARED VOTING POWER — 7. SOLE DISPOSITIVE POWER 0 shares 8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75733R601	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WPC Entrepreneur Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares 6. SHARED VOTING POWER — 7. SOLE DISPOSITIVE POWER 0 shares 8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 11 Pages

CUSIP No. 75733R601	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Weston Presidio Capital Management III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares 6. SHARED VOTING POWER — 7. SOLE DISPOSITIVE POWER 0 shares 8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 11 Pages

CUSIP No. 75733R601	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael F. Cronin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares 6. SHARED VOTING POWER — 7. SOLE DISPOSITIVE POWER 0 shares 8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 11 Pages

CUSIP No. 75733R601	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael P. Lazarus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares 6. SHARED VOTING POWER — 7. SOLE DISPOSITIVE POWER 0 shares 8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 11 Pages

CUSIP No. 75733R601	13G	Page 7 of 11 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

RedEnvelope, Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:

201 Spear Street, 3rd Floor San Francisco, CA 94105

Item 2	(a)	Name of Person Filing:

This statement is filed by Weston Presidio Capital III, L.P. (“WPCIII”), WPC Entrepreneur Fund, L.P. (“WPCEF”), Weston Presidio Capital Management III, LLC (“WPCMIII”), Michael F. Cronin, and Michael P. Lazarus. WPCMIII is the sole general partner of both WPCIII and WPCEF. Messrs. Cronin and Lazarus are managing members of WPCMIII, and are referred to collectively herein as the “Managing Members.” WPCIII, WPCEF, WPCMIII, and Messrs. Cronin and Lazarus are referred to individually herein as a “Reporting Person,” and collectively as the “Reporting Persons”.

2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of WPCIII, WPCEF, WPCMIII, and Michael P. Lazarus is Pier 1, Bay 2, San Francisco, CA 94111. The address of the principal business office of Michael F. Cronin is 200 Clarendon Street, 50th Floor, Boston, MA 02116.

2	(c)	Citizenship:

Each of WPCIII and WPCEF is a limited partnership organized under the laws of Delaware. WPCMIII is a Delaware limited liability company. Each of the Managing Members is a citizen of the United States.

2	(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $.01 (the “Common Stock”) of RedEnvelope, Inc. (“the Company”).

2	(e)	CUSIP Number:

75733R601

Item 3		Not applicable.

Page 7 of 11 Pages

CUSIP No. 75733R601	13G	Page 8 of 11 Pages

Item 4	Ownership:

4	(a) Amount beneficially owned:

0 shares

4	(b) Percent of Class:

0.0%

4	(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares

(ii) shared power to vote or to direct the vote:

________

(iii) sole power to dispose or to direct the disposition of:

0 shares

(iv) shared power to dispose or to direct the disposition of:

________

Item 5	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities. The undersigned have sold all of the shares of common stock, $.001 par value, of the Issuer held by them.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 8 of 11 Pages

CUSIP No. 75733R601	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 11, 2005

WESTON PRESIDIO CAPITAL III, LP

By: WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC
Its General Partner

By:	/s/ MICHAEL P. LAZARUS
Michael P. Lazarus, Managing Member

WPC ENTREPRENEUR FUND, L.P.

By: WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC
Its General Partner

By:	/s/ MICHAEL P. LAZARUS
Michael P. Lazarus, Managing Member

WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC

By:	/s/ MICHAEL P. LAZARUS
Michael P. Lazarus, Managing Member

/s/ MICHAEL F. CRONIN
Michael F. Cronin

/s/ MICHAEL P. LAZARUS
Michael P. Lazarus

Page 9 of 11 Pages

CUSIP No. 75733R601	13G	Page 10 of 11 Pages

Exhibit Index

Exhibit No.	Description	Page No.
1	Agreement of Joint Filing	11

	10

Page 10 of 11 Pages

CUSIP No. 75733R601	13G	Page 11 of 11 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only the statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of RedEnvelope, Inc.

EXECUTED this 11th day of February, 2005.

WESTON PRESIDIO CAPITAL III, LP

By: WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC
Its General Partner

By:	/s/ MICHAEL P. LAZARUS
Michael P. Lazarus, Managing Member

WPC ENTREPRENEUR FUND, L.P.

By: WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC
Its General Partner

By:	/s/ MICHAEL P. LAZARUS
Michael P. Lazarus, Managing Member

WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC

By:	/s/ MICHAEL P. LAZARUS
Michael P. Lazarus, Managing Member

/s/ MICHAEL F. CRONIN
Michael F. Cronin

/s/ MICHAEL P. LAZARUS
Michael P. Lazarus

Page 11 of 11 Pages